UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1 is a copy of the release issued by Euroseas Ltd. (the "Company") on May 11, 2017: Euroseas Announces Resignation of Director.

This Report on Form 6-K, except for the paragraph beginning with "Aristides Pittas, Chairman and CEO of Euroseas commented:", is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission (the "Commission") on March 31, 2014, as amended, and the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015, as amended.

Exhibit 1

Euroseas Ltd. Announces Resignation of Director

Maroussi, Athens, Greece – May 11, 2017 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today the resignation of Mr. George Skarvelis as director of the Company.   Mr. Skarvelis served as director of Euroseas since the Company's inception in May 2005.   Mr. Skarvelis' resignation becomes effective as of May 11, 2017.  Effective with Mr. Skarvelis' resignation, in accordance with the Company's articles and bylaws, the board of directors of the Company has determined to reduce the size of the board to seven directors, meaning that there will not be a director appointed by the board to replace Mr. Skarvelis.

Aristides Pittas, Chairman and CEO of Euroseas commented: "Mr. Skarvelis has been a director of Euroseas since its inception, and his resignation marks the end of Mr. Skarvelis' long association with the Company.  We are grateful for his service to the Company and wish him the best for his future endeavors."

About Euroseas Ltd.: Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

 Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (FE) Ltd. Inc., also an affiliated ship management company, which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 13 vessels in the water, including one Kamsarmax drybulk carrier, three Panamax drybulk carriers, one Ultramax drybulk carrier, one Handymax drybulk carrier, and seven Feeder containerships. Euroseas six drybulk carriers have a total cargo capacity of 417,753 dwt, its seven containerships have a cargo capacity of 11,525 teu. The Company has also signed a contract for the construction of one Ultramax (82,000 dwt) fuel efficient drybulk carrier. Including the new-building Ultramax, the total cargo capacity of the Company's drybulk vessels will be 499,753 dwt.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd, 11 Canterbury Lane, Watchung, NJ 07069 Tel, (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc, 230 Park Avenue, Suite 1536 New York, NY 10169 Tel, (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 11, 2017	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer